August 16, 2007

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Linda Stirling, Esquire

Re:	Registration Statement on Form N-14 for Putnam U.S. Government Income Trust
(“U.S. Government Income Trust”) filed with the U.S. Securities and Exchange
Commission (the “Commission”) on May 2, 2007 (Securities Act of 1933 File No.
333-142561)

Dear Ms. Stirling:

This letter responds to comments you and Ms. Hatch provided telephonically to me on May 23, 2007 regarding the Registration Statement on Form N-14 filed by U.S. Government Income Trust on May 2, 2007 (the “Registration Statement”) relating to the proposed merger of Putnam Limited Duration Government Income Fund (“Limited Duration Government Income Fund”) into U.S. Government Income Trust.

For convenience of reference, I have summarized the comments before each response by U.S. Government Income Trust.

1. Comment: In “Information about the Proposed Merger—Trustees’ Considerations Relating to the Proposed Merger” in the Prospectus/Proxy Statement, the following statement is made: “While Putnam Management informed the Trustees that class B and class M shareholders of Limited Duration Government Income Fund would experience an increase in 12b-1 fees after the merger, Putnam Management also informed the Trustees that these shareholders are expected to benefit overall in terms of lower expenses as a result of the merger.” Please reconcile this statement with the apparent increase in pro forma total annual fund operating expenses for class B and class M shares of U.S. Government Income Trust as listed in the Annual Fund Operating Expenses table under “Questions and Answers Regarding Approval of the Merger—How do the management fees and other expenses of the two funds compare, and what are they estimated to be following the proposed merger?”

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Response: As noted in the Annual Fund Operating Expenses table under “Questions and Answers Regarding Approval of the Merger—How do the management fees and other expenses of the two funds compare, and what are they estimated to be following the proposed merger?”, with respect to the most recent fiscal year ended November 30, 2006 for Limited Duration Government Income Fund, class B and class M total annual fund operating expenses were 1.64% and 1.19%, respectively, as a percentage of average net assets and before application of the expense limitation. While the pro forma total annual fund operating expenses for class B and class M shares of U.S. Government Income Trust as listed in the Annual Fund Operating Expenses table were 1.70% and 1.20%, respectively, as a percentage of net assets, these pro forma data reflect the pro forma expenses of U.S. Government Income Trust assuming consummation of the proposed merger and based on pro forma combined assets at December 31, 2006.

In addition to the difference in the periods for which the expense ratios were stated, as noted in footnotes (f) and (g) to the Annual Fund Operating Expenses Table, “distribution (12b-1) fees shown for class [B/M] shares of U.S. Government Income Trust reflect the maximum rate at which such fees may be paid following the consummation of the proposed merger. Actual distribution (12b-1) fees will be paid at an annual rate equal to the weighted average of . . .” (emphasis added). Therefore, on the basis of the blended, actual distribution (12b-1) fees to be paid by the combined fund following the consummation of the proposed merger, along with expected savings in management fees and other expenses, Putnam Management informed the Trustees that former Limited Duration Government Income Fund shareholders are expected to benefit overall in terms of lower expenses as a result of the merger.

2. Comment: Please state, in “Questions and Answers Regarding Approval of the Merger—How do the investment goals, strategies and policies of the two funds compare?” in the Prospectus/Proxy Statement, if significant dispositions of Limited Duration Government Income Fund’s portfolio securities are anticipated in connection with the proposed merger, and, if so, describe the tax consequences.

Response: As noted in “Information about the Proposed Merger” in the Prospectus/Proxy Statement, Putnam Management does not expect that Limited Duration Government Income Fund will make any significant dispositions of securities in connection with the proposed merger.

3. Comment: The “Putnam Limited Duration Government Income Fund and Putnam U.S. Government Income Trust Proforma Combining Financial Statements” section indicates that each of Limited Duration Government Income Fund and U.S. Government Income Trust had investments in derivatives. Please consider appropriate disclosure that both funds invest in derivatives.

Response: The funds’ use of derivatives is disclosed as a principal risk of investing in each fund in “Risk Factors” in the Prospectus/Proxy Statement. The “Risk Factors” section also referred Limited Duration Government Income Fund shareholders to the U.S. Government Income Trust

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prospectus for a description of additional risks associated with U.S. Government Income Trust’s main investment strategies. In addition, as noted in the Prospectus/Proxy Statement, the Prospectus/Proxy Statement is being mailed with a copy of the U.S. Government Income Trust prospectus, dated January 30, 2007, as may be supplemented.

4. Comment: Please clarify the operation of footnotes (f) and (g) to U.S. Government Income Trust’s pro forma combined expenses in the Annual Fund Operating Expenses table in “Questions and Answers Regarding Approval of the Merger—How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?”

Response: While the text of footnote (f) will be revised slightly to reflect the emphasized text, “(f) Distribution (12b-1) fees shown for class B shares of U.S. Government Income Trust (pro forma combined )...” (emphasis added), the text of footnote (g) will be revised as follows: “(g) Distribution (12b-1) fees shown for class M shares of U.S. Government Income Trust (pro forma combined) reflect the maximum rate at which such fees may be paid following the consummation of the proposed merger. Actual distribution (12b-1) fees will be paid at an annual rate equal to the weighted average of (i) 0.40% on the net assets of Limited Duration Government Income Fund attributable to class M shares existing immediately prior to the proposed merger; and (ii) 0.50% on all other net assets of U.S. Government Income Trust attributable to class M shares.” (emphasis added). The letter “B” had been inserted erroneously in place of the letter “M” in the emphasized portions of the text.

5. Comment: In the schedule of investments to “Putnam Limited Duration Government Income Fund and Putnam U.S. Government Income Trust Proforma Combining Financial Statements,” please identify which, if any, of Limited Duration Government Income Fund’s portfolio holdings are expected to be sold in anticipation of the proposed merger to realign the portfolio to accommodate the investment strategies of U.S. Government Income Trust. If this information is not known, add a note at the end of the schedule of investments stating that some of the funds’ portfolio holdings may be sold in anticipation of the proposed merger to accommodate U.S. Government Income Trust’s investment strategies.

Response: As noted in “Information about the Proposed Merger” in the Prospectus/Proxy Statement, Putnam Management does not expect that Limited Duration Government Income Fund will make any significant dispositions of securities in connection with the proposed merger. Therefore, a sentence has been added at the end of the schedule of investments stating that some of Limited Duration Government Income Fund’s portfolio holdings may be sold in the ordinary course of business and not necessarily in anticipation of the proposed merger to accommodate U.S. Government Income Trust’s investment strategies.

* * *

As requested, we acknowledge that: (i) should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its Staff, acting pursuant to

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delegated authority, in declaring the filing effective, does not relieve U.S. Government Income Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) U.S. Government Income Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving U.S. Government Income Trust.

I believe that this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 951-7045. Thank you for your assistance.

Very truly yours,

/s/ Carlo N. Forcione

Carlo N. Forcione
Ropes & Gray LLP

cc: Ms. Laura Hatch, U.S. Securities and Exchange Commission
Karen R. Kay, Putnam Investments